UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Abdoo, Richard A.
   Wisconsin Energy Corporation
   231 W. Michigan Street
   Milwaukee,, WI  53203
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   April 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |04/15/|J(1)|V|578               |A  |$44.9375   |1,300              |D     |---                        |
                           |97    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Nonqualified Stock Opt|$45.125 |04/15|J(2)|V|2,000      |A  |(2)  |04/15|Common Stock|2,000  |---    |            |   |            |
ion (Right to Buy)    |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Nonqualified Stock Opt|$35.6875|(2)  |    |V|           |   |(2)  |04/16|Common Stock|2,000(2|       |4,000       |D  |---         |
ion (Right to Buy)    |        |     |    | |           |   |     |/06  |            |)      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1)Issuance to Reporting Person of Common Stock under the Company's Nonemployee Director Compensation Plan in transaction exempt under Rule
16b-3d.
(2)Award to Reporting Person of option to buy Common Stock under the Company's Nonemployee Director Stock Option Plan in transaction exempt under Rule 16b-3d. Options become exercisable at a rate of 25% of each grant on the second through fifth anniversary dates of April 15, 1997. Of the 2,000 remaining options held by the Reporting Person, 500 will become exercisable on each April 16, 1998, April 16, 1999, April 16, 2000, and
April 16, 2001, all with an exercise price of $35.6875. All of the nonexercisable stock options, in the event of a "Change in Control" as defined in the
Plan, may become immediately exercisable unless specifically prohibited by the terms of applicable law.
SIGNATURE OF REPORTING PERSON
Richard A. Abdoo